                  [WASTE MANAGEMENT INTERNATIONAL PLC LOGO]

                   Waste Management International plc "plc"


                    Presentation by KPMG Corporate Finance

        to Sir William Barlow, Messrs Jan Ekman and Giorgio Porta and
                              Dr Manfred Scholz

                     (the "Independent Directors" of plc)

                             Monday, 29 June 1998


[KPMG LOGO]                                             KPMG Corporate Finance

                                   Contents



- Introduction to this presentation

- KPMG Corporate Finance's approach to the valuation exercise
      -  Overview and methodology
      -  Stock market value
      -  Discounted cash flow valuation examples
      -  Earnings valuation (comparable companies and comparable transactions)
      -  Buy-outs of minority interests in quoted companies
      -  Valuation from Inc's perspective

- Conclusion

- Fairness opinion

- Draft press release


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                      INTRODUCTION TO THIS PRESENTATION

- The Independent Directors have assembled this morning to discuss and, if thought appropriate, to concur in the proposal agreed in principle between Sir William Barlow, Chairman of the Independent Directors and Robert S Miller, Chairman and Chief Executive of Waste Management, Inc ("Inc"), details of which are set out in the attached draft news release (the "Proposal").

- As financial adviser to the Independent Directors, KPMG Corporate Finance sets out in this presentation a summary of its evaluations and our conclusion regarding the Proposal.

- Our evaluations and conclusion are predicated on the bases and assumptions and are subject to the caveats set out in this presentation.

- We have based our conclusion on the valuation exercise that we have performed. In performing our valuation exercise we have reviewed the prospects of plc for each country in which it operates, and for the major profit centres we have conducted site visits and held discussions with local management. The output from this detailed review has allowed us to refine the figures used in our valuation in order to achieve a more robust result than might otherwise have been possible.

- This presentation contains within it a copy of the fairness opinion which we intend to sign in the event that the Independent Directors proceed with the Proposal.


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

         KPMG CORPORATE FINANCE'S APPROACH TO THE VALUATION EXERCISE



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                           OVERVIEW AND METHODOLOGY

APPROACH TO THE TECHNICAL VALUATION EXERCISE

- The technical valuation exercise has been carried out applying the following techniques:

      - Assessment of the stock market value - both actual and perceived underlying
      -  Discounted cash flow valuation
      -  Earnings valuation (comparable companies and comparable transactions)
      -  Comparison with buy-outs of minority interests in quoted companies
      -  Valuations from Inc's perspective

- The assessment of stock market value technique seeks to `verify or call into question' the current market price and to explain relevant price movement trends.

- The discounted cash flow, earnings and comparison with buy-outs of minority interests techniques each set out to value plc, from first principles, on a "stand alone" basis.

- The valuations from Inc's perspective technique sets out to establish the impact on Inc's EPS, and where possible to quantify, the benefits to Inc of owning the outstanding minority of plc - and, additionally, to assess what premia Inc has given to other minority groups.

- In approaching the technical valuation exercise, we have had regard to the asset base of plc but as we consider the earnings/cash flow generation of plc to be its key value driver, we do not regard assets as being an appropriate indicator of plc's value.

- Ordinarily we would seek to identify and evaluate an appropriate premium for control of plc; in this case, of course, that is not relevant since plc Is a controlled company. There is, however, a premium in our view to be associated with absolute control which is factored into our conclusions.


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                       OVERVIEW AND METHODOLOGY (CONT.)



ASSESSMENT OF STOCK MARKET VALUE

- We have analysed the historical movement in the share price of plc in order to determine and explain the trend. Our analysis has been focused on two key areas.

- First, whether the share price movements can be explained by factors specifically relating to plc and/or general market factors (eg. the Asian crisis); alternatively whether events involving Inc (which are not directly relevant to the intrinsic value of plc) have impacted plc's share price.

- Second, whether in the current plc share price there exists (or does not) some level of premium in anticipation of an imminent buy-out by Inc of the 20% minority; in other words, to determine whether the trading price is 'correct' or is already trading at an anticipation premium.

DISCOUNTED CASH FLOW VALUATION

- We have performed the DCF valuation on the basis of the projections, presented to us by plc on 13 May 1998 as prepared at plc head office level and submitted to Merrill Lynch, financial advisers to Inc.

- We understand that the most recent Group Strategic Plan in respect of years beyond 1998 was prepared in July 1997, since when certain material changes have taken place (e.g. loss of Buenos Aires contract). The 13 May 1998 projections were we understand prepared in a very short time frame, based on the up to date 1998 budget. They were then projected forward on the basis of high level assumptions and with no input from operational management.


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                          OVERVIEW AND METHODOLOGY (CONT.)



- Based on our discussions with certain senior members of management and information provided to us by plc, we have restated cash flows relating to those countries of operation (to reflect information provided to us during our site visits) where the 13 May 1998 projections may be materially different from those anticipated (as we understand it) at the operational level.

- In addition, the 13 May 1998 projections presented to us by plc incorporated the impact of an ongoing acquisition strategy during the period to 2002. We have therefore also run the model to exclude the impact of the acquisition activity.

EARNINGS VALUATION

- Our valuation based on earnings commenced with a review, within historic and prospective earnings, of material distorting items (eg. restructuring costs) in order to determine appropriate figures for adjusted maintainable earnings (EBITDA).

- Having established figures for adjusted maintainable earnings, a range of multiples was applied to those earnings based on comparable quoted companies (CoCo) and comparable transactions (CoTran) data in the waste sector.

- The resulting valuation of plc's earnings stream is based on market ratings of earnings derived from waste activities.


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                       OVERVIEW AND METHODOLOGY (CONT.)



COMPARISONS WITH BUY-OUTS OF MINORITY INTERESTS IN QUOTED COMPANIES

- We have also focused on the specific circumstance of Inc being a majority (80%) shareholder, buying out the remaining minority (20%) in a publicly traded company. We have selected transactions in which third parties have bought out quoted minorities (The Telegraph, Calor Group, News International, Lloyds Abbey Life, Societe Generale de Belgique among others) and drawn conclusions as regards the valuation of the 20% minority interest in plc.

VALUATION FROM INC'S PERSPECTIVE

- Finally, we have valued the plc minority interest from Inc's perspective having regard to the impact on Inc's EPS. In this context, we have considered the tax benefits and synergies potentially arising from a take-out by Inc of the 20% minority.

- In this context, we have also looked at those transactions (Chemical Waste Management, Rust International and Wheelabrator Technologies) where Inc has acquired minority shareholder groups' interests.


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                              STOCK MARKET VALUE

                   Inc/plc share price relative to indices

                              RELATIVE PERFORMANCE SCALE

DATE          Inc share price    plc share price    DJI Index    FTSE All share index
----          ---------------    ---------------    ---------    --------------------
03/04/92          1.000000           1.000000       1.000000           1.000000
28/05/93          0.901639           1.111111       1.085660           1.228430
22/07/94          0.734426           1.005128       1.149558           1.361574
15/09/95          0.796721           0.586325       1.47658            1.536829
08/11/96          0.901639           0.463248       1.914315           1.688923
02/01/98          0.709836           0.300855       2.451453           2.130474


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                          STOCK MARKET VALUE (CONT.)

                       Inc vs plc rebased from May 1996

                          RELATIVE PERFORMANCE SCALE

DATE                  Inc share price    plc share price
----                  ---------------    ---------------
03/05/96                 1.000000           1.000000
16/08/96                 0.896797           0.821244
29/11/96                 1.024911           0.704663
14/03/97                 0.900356           0.630829
27/06/97                 0.943060           0.725389
10/10/97                 0.871886           0.652850
23/01/98                 0.647687           0.472798
08/05/98                 0.987544           0.590674


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                          STOCK MARKET VALUE (CONT.)

                    Inc vs plc rebased from 1 January 1998

                          RELATIVE PERFORMANCE SCALE

DATE                  Inc share price    plc share price
----                  ---------------    ---------------
01/01/98                 1.000000           1.000000
22/01/98                 0.845455           1.036932
12/02/98                 0.897818           1.028409
05/03/98                 0.879636           1.073864
26/03/98                 1.120364           1.278409
16/04/98                 1.227273           1.301136
07/05/98                 1.252364           1.295455


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

                          STOCK MARKET VALUE (CONT.)



SUMMARY OF REVIEW OF PLC SHARE PRICE MOVEMENTS

- Since flotation of the minority shares in plc in 1993, the quoted stock values of plc and Inc have shown a strong degree of correlation. Whilst this may be partially explained by the similarities in the performance of the two businesses, it is hard not to conclude that the share prices are linked to some extent. This is particularly true over the last nine months.

- We are aware that at least 82% of the minority is held by US shareholders either directly or through the ADR programme and management at plc believe that these parties are also in the main shareholders in Inc. This apparent correlation in the two shareholder registers ]ends weight to the conclusion that the share prices are linked.

- On the day of announcement of the Inc merger, the plc mid market share price rose from 190p to 208p and thereafter rose rapidly to a level of 247.5p*. This increase, in our view, reflects not an improvement in the underlying fundamentals of plc but a belief amongst shareholders that the new parent will improve the value of an investment in plc, either by improving the business or by a buy-out of the minority at a premium.

* - based upon the London Stock Exchange closing mid-market price on 26 June
    1998.


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                   DISCOUNTED CASH FLOW VALUATION EXAMPLES

DISCOUNT FACTOR - 9.0%
                                       DCF Value        Representing a      Premium         Premium
Scenario                           Pounds Sterling 'm   share price of   to 247.5 Pence   to 190 Pence
--------                           ------------------   --------------   --------------   ------------
Base case                                 1461               389p              57%            105%
Revised Base case                         1414               377p              52%             98%
Including Country adjustments             1475               393p              59%            107%
Including Acquisition adjustments         1336               356p              44%             87%


DISCOUNT FACTOR - 10.0 %
                                       DCF Value        Representing a      Premium         Premium
Scenario                           Pounds Sterling 'm   share price of   to 247.5 Pence   to 190 Pence
--------                           ------------------   --------------   --------------   ------------
Base case                                 1197               319p              29%             68%
Revised Base case                         1148               306p              24%             61%
Including Country adjustments             1199               320p              29%             68%
Including Acquisition adjustments         1125               300p              21%             58%

DISCOUNT FACTOR - 11.0 %
                                       DCF Value        Representing a      Premium         Premium
Scenario                           Pounds Sterling 'm   share price of   to 247.5 Pence   to 190 Pence
--------                           ------------------   --------------   --------------   ------------
Base case                                 1001               267p               8%             40%
Revised Base case                          951               253p               2%             33%
Including Country adjustments              995               265p               7%             40%
Including Acquisition adjustments          968               258p               4%             36%


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

                    DISCOUNTED CASH FLOW VALUATION (CONT.)



SUMMARY OF DISCOUNTED CASH FLOW VALUATION

- The Base case represents the projections presented to us by plc on 13 May 1998 as prepared at plc head office level and as submitted to Merrill Lynch.

- The Revised Base case takes the Base case and adjusts it for known errors (eg correction of the treatment of the Enterpa acquisition).

- The Including Country adjustments case adds to the Revised Base case by making appropriate adjustments reflecting the key regional valuation issues which came out of our fieldwork.

- The Including Acquisition adjustments case adds to the Including Country adjustments case by adjusting the model to exclude the impact of the acquisition activity as stated in the overview and methodology.


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                    DISCOUNTED CASH FLOW VALUATION (CONT.)



KEY FEATURES

- It is clear that all the various adjustments being made to the Base case do not make significant differences to the DCF valuation of plc.

- The DCF valuation is, however, extremely sensitive to the weighted average cost of capital ('WACC') for plc and therefore the discount rate used.

-  In addition to the discount rate used, this valuation is also sensitive to:
      -  the exchange rate of sterling against the other major currencies;
      - the number of acquisitions to be made and the funding of those acquisitions;
      - the terminal value. In all scenarios >66% of the value is within the terminal value;
      -  the extent of the recovery anticipated in the Italian operations;
      - the renewal of joint venture operating agreements at the appropriate times.


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                  EARNINGS VALUATION - COMPARABLE COMPANIES

                                                               Adjusted Equity
                                                                 Value Pounds     Representing a
Comparator                    Pounds Sterling 'm    Multiple     Sterling 'm      share price of
----------                    ------------------    --------   ---------------    --------------
Sales         Prospective             926           0.8-2.0       559-1,670          149-445p
              Prospective+ 1        1,111           0.7-1.7       596-1,707          159-455p

EBITDA        Prospective             193           4.7-7.8       725-1,324          193-353p
              Prospective + 1         248           4.1-6.3       833-1,377          222-367p


- The valuation is clearly dependent on the multiple chosen. In this case we have used appropriate comparatives from the following companies:

    -  Allied Waste Industries Inc     -  Browning Ferris Industries Inc
    -  Caird Group                     -  Laidlaw Environmental Services Inc
    -  Shanks & McEwan                 -  SITA
    -  USA Waste Services              -  Waste Recycling Group
    -  Inc


- The multiples that we have used represent the lower end of the range of those from the above companies to reflect the relative performance. However, it should also be noted that, since plc is a controlled company, it would be appropriate to apply an additional discount to the multiples used above.

- The Earnings valuation - Comparable companies produces a relatively wide range of values which broadly indicate that the prospective earnings support the existing share price.


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                 EARNINGS VALUATION - COMPARABLE TRANSACTIONS

                                                               Adjusted Equity
                                                                 Value Pounds     Representing a
Comparator                    Pounds Sterling 'm    Multiple     Sterling 'm      share price of
----------                    ------------------    --------   ---------------    --------------

Sales         Historic              1,088           1.19-2.03    1,113-2,027         297-540p

EBITDA        Historic                225           4.0 - 7.5      717-1,503         191-401p


- The valuation is clearly dependent on the multiple chosen. In this case we have used appropriate comparatives from acquisitions by the following companies:

    -  Haul Waste                      -  Browning Ferris Industries Inc
    -  Companie Generale des Eaux      -  Laidlaw Environmental Services Inc
    -  Shanks & McEwan                 -  SITA
    -  USA Waste Services              -  Waste Recycling Group
    -  Groupe Fabricom                 -  Republic Industries Inc


- The multiples are all based on historic performance which restricts the usefulness of this valuation.


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

              BUY-OUTS OF MINORITY INTERESTS IN QUOTED COMPANIES



BUY-OUTS OF QUOTED MINORITY SHAREHOLDINGS GENERALLY

COMPANY                                          PREMIUM
Societe Generale de Belgique                     15%
Lloyds Abbey Life                                18%
News International                               39%
Calor Group                                      22%
The Telegraph                                    21%
Isle of Man Steam Packet Co                      13%
Gartmore                                         12%
Phoenix Timber Group                             15%
lpeco Holdings                                   16%

-  It is evident from the above that, with the exception of News
   International, premia paid for minority stakes are relatively consistent at between 15% and 20%.


BUY-OUTS OF MINORITY SHAREHOLDINGS BY INC (RELEVANT PARTICULARLY FROM INC'S PERSPECTIVE)

COMPANY                                          PREMIUM
Chemical Waste Management Inc                    10.6%
Rust International Inc                           27.0%
Wheelabrator Technologies Inc                    26.9%

- It should be noted that in each of the above transactions there was no material uplift in the share price prior to the announcement of the offer.


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                       VALUATION FROM INC'S PERSPECTIVE



TANGIBLE SYNERGISTIC BENEFITS

- The benefits to Inc of owning 100% of plc are both tangible and intangible. There are a number of immediate cost savings that could be made including closure of the London office with an annual saving of approximately Pounds Sterling 8-10 million in the first full year.


THE IMPACT ON INC'S EPS

- Whatever the price paid for the minority of plc, the impact on EPS for Inc will be relatively immaterial due to the difference in size between the two parties.

- Notwithstanding the above, if the synergies obtainable from closing the office in London are included, we estimate that Inc could justify paying 345p per share without the transaction becoming earnings dilutive for Inc in 1999.


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                   VALUATION FROM INC'S PERSPECTIVE (CONT.)



NON-TANGIBLE BENEFITS

There are a number of non-tangible benefits that Inc could realise by owning 100% of plc; these we consider could be used in any debate on price, although it would be impractical to establish a quantative value. These non-tangible benefits include:

      - Liquidating plc at its holding company level would have certain benefits over and abov the tangible cost savings previously discussed.

      - The environmental covenant made by Inc to plc for the protection of the minority shareholders may be able to be withdrawn.

      - Inc would be able to sell or transfer surplus assets out of plc should it so wish.

      -  The ability to pay a tax efficient dividend from BV.


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                                  CONCLUSION




Pursuant to the Proposal, Inc is proposing that minority shareholders will in November 1998 receive 345p in cash per share, representing a premium of approximately 39% to the closing share price of 247.5p on the London Stock Exchange on 26 June 1998. The valuation exercise we have carried out and the various valuation techniques which we have applied, do enable us to conclude that from a financial point of view the terms of the Proposal are fair and reasonable so far as the minority shareholders are concerned.


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                               FAIRNESS OPINION

KPMG Corporate Finance
8 Salisbury Square
London EC4Y 8BB

Sir William Barlow, Messrs Jan Ekman and Giorgio Porta and Dr Manfred Scholz (together "Independent Directors")
Waste Management Plc ("plc" or "Company")
3 Shortlands
Hammersmith International Centre
London W6 8RX

29 June 1998

Dear Sirs

You, the Independent Directors, have requested our opinion as to the fairness from a financial point of view to the holders (other than Waste Management Inc. ("Inc") and its subsidiaries) (the "Minority Shareholders") of the outstanding ordinary shares, par value 10 pence per share (the "Minority Shares") of plc, of the 345 pence per Minority Share in cash consideration proposed to be paid to the Minority Shareholders by Inc (the "Proposal"), details of which are set out in the attached draft news release. As of today's date, Inc is the holder of approximately 80% of plc ordinary shares.

KPMG Corporate Finance, as part of its investment banking and corporate finance advisory business, is engaged in the valuation of businesses and their securities in connection with, inter alia, mergers and acquisitions, disposals, private placements and valuations. We are acting as financial adviser to the Independent Directors in connection with, and have participated in certain of the negotiations leading to, the Proposal.


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                           FAIRNESS OPINION (CONT.)



In connection with this opinion, we have:

-  reviewed the financial terms and conditions of the Proposal;

- reviewed certain historical business and financial information relating to the Company;

- reviewed certain internal financial analyses and forecasts for the Company prepared by its management;

- held discussions with members of the senior management of the Company regarding its past and current business operations, financial condition and future prospects;

-  reviewed the reported price and trading activity for the ordinary shares;

-  visited certain of the facilities of the Company;

- compared certain financial and stock market information for the Company with similar information for certain other companies the shares of which are publicly traded,

- reviewed the financial terms of certain business combinations in the waste industry specifically and in other industries generally; and

-  performed such other studies and analysis as we considered appropriate.

In light of Inc's position as the majority shareholder in the Company and the absence of any indication that Inc would support either a sale of the Company or other alternatives to the Proposal involving a third party, an active solicitation of third party interest in a transaction involving the Company is not practicable and therefore has not been pursued.


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                           FAIRNESS OPINION (CONT.)

We have relied upon the accuracy and completeness of all the financial information and other information reviewed by us and have assumed such accuracy and completeness for the purposes of rendering this opinion. We have not performed any independent verification of this information. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities of the Company and we have not been furnished with any such evaluation or appraisal. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Independent Directors in connection with their consideration of the transaction contemplated by the Proposal and such opinion does not constitute a recommendation as to how any holder of ordinary shares should vote or act with respect to such transaction.

In rendering our opinion, we have assumed that the Proposal will be consummated on the terms stated in the draft news release attached, without any waiver of any material terms or conditions by the Company and that obtaining any necessary regulatory or third party approvals will not have an adverse effect on the Company.

KPMG Corporate Finance is acting as financial adviser to the Independent Directors in connection with the Proposal and will receive a fee for its services, a portion of which is contingent upon consummation of the Proposal.

Based on and subject to the foregoing:

- we are of the opinion that the consideration is fair to the Minority Shareholders from a financial point of view, and

- we consider the terms of the Proposal to be fair and reasonable so far as the Minority Shareholders are concerned.

Yours faithfully



KPMG Corporate Finance


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